

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

<u>Via Email</u>
Philippe F. Courtot
Chairman, President and Chief Executive Officer
Qualys, Inc.
1600 Bridge Parkway
Redwood City, California 94065

> **Re: Qualys, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 8, 2012**
> **File No. 333-182027**

Dear Mr. Courtot:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We will contact you separately regarding your graphics.

Prospectus Cover Page

4.   Please revise your cover page to clarify the "certain reduced public company reporting requirements" with which you have elected to comply with. Alternatively, you may include this information in the prospectus summary and in the appropriate risk factor rather than the prospectus cover page.

Prospectus Summary, page 1

5.   Please provide support for the assertion that you are a "pioneer and leading" provider of cloud security and compliance solutions.

6.   With respect to all third-party statements in your prospectus -- such as market data by IDC and Gartner -- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

7.   Please provide supplemental support for your statement that your solutions have "enable[ed] faster implementation, broader adoption and lower total cost of ownership than traditional on-premise enterprise software products." In addition, provide support that a majority of each of the Forbes Global 100 and Fortune 100 companies use the QualysGuard Cloud Platform.

8.   Please disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Also, consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

Risk Factors

9.   Please revise the sentence in the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

10.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or security. Some of your risk factors do not appear to fully describe the risks associated with that fact. For example, you state that your "quarterly operating results may vary from period to period" and that your growth may be slower than expected if you are "unable to continue to attract new customers." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text.

Undetected software errors or flaw in our cloud platform could harm our reputation…, page 19

11.   We note your disclosure that you have experienced error or defects in the past in connection with new solutions and solution upgrades. It is unclear from the disclosure whether these errors or defects have had a material effect on the company. Please advise.

Delays or interruptions in the manufacturing and delivery of our physical scanner appliances…, page 25

12.   We note your disclosure that a single manufacturer builds your physical scanner appliances. Please tell us what consideration you have given to providing a description of any material contracts with this manufacturer and filing any agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

If we fail to maintain an effective system of internal control over financial reporting…, page 32

13.   Please revise the last paragraph to clarify the "certain other circumstances" in which you would cease to be an emerging growth company.

Industry and Market Data, page 40

14.   We note your statement that neither you nor the underwriters have independently verified the accuracy or completeness of any third-party information. Please be advised that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Use of Proceeds, page 41

15.   To the extent known, please provide more detail regarding the "working capital and other general corporate purposes" for which the net proceeds in this offering are intended to be used. We note your disclosure that you expect to spend $20 million through December 31, 2013 for capital expenditures. Consider disclosing the amount of proceeds that you intend to use for your other purposes. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

16.   Consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. For example, consider discussing the uncertainties related to your plans to introduce new solutions and expand the source of your revenue from solutions other than the QualysGuard Vulnerability Management. As a further example, consider discussing

trends related to subscription renewal rate to provide context to your disclosure that customers have historically renewed their subscriptions. Please refer to Section III.A of SEC Release No. 33-8350 for further guidance.

Key Metrics, page 53

17.   In a risk factor on page 16 you disclose that your business depends substantially on retaining your current customers and that you have limited historical data with respect to rates of customer subscription renewals, upgrades and expansions. On page 52 you disclose that historically at the end of each subscription period customers have typically renewed their subscriptions. Please tell us the extent to which you currently track renewal rates and upgrades/expansions in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. Also, tell us what consideration you gave to disclosing these metrics, if available, for the periods presented in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.

18.   We note your disclosure that a "substantial majority" of your subscriptions are one year in length. Please tell us what consideration you have given to specifying the percentage of customers with one-year subscriptions.

Results of Operations

Comparison of Three Months Ended March 31, 2010 and 2011

Revenues, page 58

19.   You indicate that the increase in revenues was primarily due to new customer subscriptions and an increase in the purchase of subscriptions for additional solutions from existing customers. Please tell us what consideration you have given to quantifying the sources that contributed to material changes in revenues for the periods presented. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 66

20.   We note that a significant amount of your revenues and pre-tax income are from subsidiaries outside of the U.S. Please tell us what consideration you have given to disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk, page 70

21.   We note your statement on page 70 that you began using foreign exchange forward
        contracts in 2012. We also note your statement on page F-12 that you had one such
        contract outstanding as of December 31, 2011. Please advise.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 72

22.   We note your disclosure on page 74 that in applying the market-based approach you
        identified companies similar to your business and used these guideline companies to
        develop relevant market multiples and ratios. Please revise to disclose the following:

        • The basis for the selection of the set of peer companies, including a discussion of
          what makes them comparable and any limitations or uncertainties over that
          comparability;
        • Disclose the significant multiples used for each valuation period;
        • Explain changes in the significant assumptions, such as the pool of companies
          considered or multiples used, at each of the valuation periods; and
        • Clarify whether the same set of comparable companies are used in all the relevant
          valuation estimates, such as the discount rate and volatility assumptions.

23.   We note that you provide disclosure of the option grants and valuations through February
        2012. Please revise to update your disclosure to provide similar information for each of
        the equity-related transactions subsequent to the February 2012 valuation period through
        the effective date of the registration statement. When your estimated IPO price is known
        and included in your registration statement, please reconcile and explain the difference
        between the fair value of the underlying stock as of the most recent valuation date and the
        midpoint of your IPO offering range.

24.   Further, for any options granted subsequent to the most recent balance sheet date
        presented in your registration statement, please revise your disclosure to include the
        expected impact the additional grants will have on your financial statements. Continue to
        provide us with updates to the requested information for all equity related transactions
        subsequent to this request through the effective date of the registration statement.

25.   When you know your estimated IPO price, please tell us your proposed IPO price, when
        you first initiated discussions with underwriters and when the underwriters first
        communicated their estimated price range and amount for your stock.

Business

Our Platform

QualysGuard Cloud Suite

QualysGuard Vulnerability Management, page 85

26.   Please provide supplemental support for your statement that QualysGuard VM is "an industry leading and award-winning solution."

Our Customers

27.   We note you have included a selected list of customers. Please disclose whether each customer is a current customer and the objective criteria you have used in selecting the customers you identified by name, which will assist investors in understanding their significance to you. Indicate the percentage of your revenues each identified customer represents or otherwise indicate their level of significance.

Intellectual Property, page 89

28.   It appears that you have four exclusive licenses to U.S. patents. Please disclose the duration and nature of these licenses or explain why you believe that you are not required to include this information. See Item 101(c)(1)(iv) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 108

29.   It appears that two of your directors, Donald Dixon and Yves Sisteron, each represent two of your significant shareholders. Please tell us, with a view toward disclosure, whether you have an agreement, oral or written, to have representatives from these customers serve on the company's board of directors.

Choice of Forum

30.   In light of several pending lawsuits challenging the validity of choice of forum provisions in companies' organizational documents, please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss), page F-5

31.   While your statement presents a total for comprehensive income (loss) it does not disclose the total for other comprehensive income (loss). In addition, we note that you do

not separately disclose the income tax expense or benefit, if any, allocated to each component of other comprehensive income. Please revise your presentation or advise. Please refer to ASC 220-10-45-1B and 45-12.

Note 5. Commitments and Contingencies, page F-19

32.   We note your risk factor disclosure on page 28 regarding sales and use taxes that a successful assertion that the company should be collecting additional sales or other taxes on services in jurisdictions where you have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales. We further note your disclosure that applicability of sales taxes to your subscription services in various jurisdictions is unclear. Please tell us what consideration you gave to disclosing this uncertainty in your financial statement footnotes. Please refer to ASC 450-20-50-3 and 50-4.

Note 9. Income Taxes, page F-28

33.   We note your disclosure on page F-30 that determination of the amount of unrecognized deferred tax liability for temporary differences related to investments in non-U.S. subsidiaries that are essentially permanent in duration is not practicable. Please revise to disclose the cumulative amount of undistributed earnings from non-U.S. subsidiaries as required by ASC 740-30-50-2.

Exhibits

34.   We note your disclosure on page 17 that you host substantially all of your solutions from two third-party data centers. Please tell us what consideration you have given to including a description of any agreements with your third-party data centers and filing those agreements as exhibits to this registration statement. It appears that you may be substantially dependent upon these agreements and that they should be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via Email</u>
       Jeffrey D. Saper
       Wilson Sonsini Goodrich & Rosati, P.C.